

03 JUN ... 7:21

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht
Telephone (-00) 31 302162615
Fax (-00)31 302161928



03022756

Our reference BB/jcd
Date 3 june 2003

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period May 2003 and the Pricing Supplements of May 2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

dlw 6/19


Rabobank


NEW PERSPECTIVES

Read more...

PRESS RELATIONS

RABOBANK

- OUR PROPOSITION
- PROFILE
- TRACK RECORD
- LINKS

RABOBANK IN BUSINESS

- CORPORATE SOLUTIONS
- INSTITUTIONAL SOLUTIONS

INFO SERVICE

- PRESS RELATIONS
- INVESTOR RELATIONS

SEARCH



LATEST NEWS

RABOBANK ISSUES EUR 750 MILLION EUROBOND

19-05-2003

Rabobank has issued a EUR 750 million benchmark Eurobond. The issue is arranged by UBS, Morgan Stanley and Rabobank International (no books).

Issuer: Rabobank Nederland

Currency: EUR 750 million

Status: senior, unsubordinated

Coupon: 2.625 % annually (short first)

Issue date: 2 June 2003

Maturity: 29 December 2006

Redemption Price: 100%

Issue price: 101.131 %

Denominations: EUR 1,000 EUR 10,000 EUR 100,000

Listing: Euronext Amsterdam

→ Return to the overview

CONTACT INFORMATION

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl



RELATED INFORMATION

→ Latest News
→ *Press Releases Archive*
→ Spokespersons
→ Media Calendar
→ Mediakit
→ Dutch Press Releases



Rabobank


NEW PERSPECTIVES

Read more...

PRESS RELATIONS



LATEST NEWS

RABOBANK TO ACQUIRE AMP BANK'S NEW ZEALAND RURAL LENDING PORTFOLIO

22-05-2003

Rabobank Australia and New Zealand Group has agreed to purchase the rural lending portfolio of AMP Bank in New Zealand. The portfolio – which comprises A$222 million (NZ$249 million) of loans to primary producers throughout New Zealand – is planned to transfer to Rabobank's ownership by July 1, 2003, subject to regulatory approval.

Rabobank Australia & New Zealand chief executive officer Bruce Dick said the portfolio represented an excellent fit with Rabobank's expanding Australasian rural lending business. "Our Australian and New Zealand rural lending business has been undergoing significant growth in the past two years," he said. "AMP Bank's New Zealand rural portfolio fits perfectly both with Rabobank's specialist agricultural focus and our growth strategy in the New Zealand market," he said.

Rabobank Australia & New Zealand is part of the international Rabobank group, the world's largest specialist food and agribusiness bank. The Rabobank group is positioned as the third largest lender to rural Australia, with approximately 17 per cent of the country's A$27 billion farm bank debt. In New Zealand, the group has an approximately 12 per cent share of the country's NZ$17.2 billion farm bank debt. The addition of AMP Bank's rural loans will increase Rabobank's New Zealand loan portfolio by approximately 10 per cent.

Mr Dick said he expected the transaction to be a positive development for AMP Bank's rural clients. "Rabobank's specialist rural focus means we are fully committed to the rural and agribusiness sectors. Rabobank understands the industry and the issues facing farmers at a local and international level," he said.

Mr Dick said Rabobank was very optimistic about the outlook for the agricultural sector in Australia and New Zealand. "Australian and New Zealand producers rank among the best in the world and give us great confidence in the future of the sector," he said.

→ Return to the overview

CONTACT INFORMATION

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl



RELATED INFORMATION

→ Latest News
→ Press Releases Archive
→ Spokespersons
→ Media Calendar
→ Mediakit
→ Dutch Press Releases

Pricing Supplement

RABOBANK NEDERLAND

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(Rabobank Nederland)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A (Rabobank Nederland)
Australia Branch (ABN70003917655)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A (Rabobank Nederland)
Singapore Branch (SCRNF03634W)

RABO AUSTRALIA LIMITED (ABN39060452217)

RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited, and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(Rabobank Nederland)

SERIES NO: 712A
TRANCHE NO: 1
JPY 1,400,000,000 Callable Step-up Reverse Floating Rate Notes due 22nd May, 2018
(the "Notes")

Issue Price: 100.00 per cent

Shinkin International Limited

The date of this Pricing Supplement is 20th May, 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27th September 2002 (together the "Offering Circular") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc., guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland p.l.c. by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland p.l.c. by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31st December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31st December 2002.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	712A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Japanese Yen ("JPY)
4	Aggregate Nominal Amount:	
	(i) Series:	JPY 1,400,000,000
	(ii) Tranche:	JPY 1,400,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	JPY 100,000,000
7	Issue Date:	22nd May, 2003
8	Maturity Date:	22nd May, 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate changing into Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Unless the Notes are redeemed, the Interest Basis will automatically convert to a Floating Rate basis on 22nd May, 2004
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	None
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	1.15 per cent. per annum payable semi-annually in arrears
	(ii) Interest Payment Date(s):	22nd November 2003 and 22nd May, 2004 subject to adjustment in accordance with the Modified Following Business Day Convention
	(iii) Fixed Coupon Amount:	JPY 575,000 per denomination in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable

(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

18	**Floating Rate Provisions**	Applicable

Variable Rate minus 6mth JPY-LIBOR-BBA

Where "Variable Rate" means:

For the period from (and including) 22nd May, 2004 to (but excluding) 22nd May, 2005, 1.30 per cent. per annum

For the period from (and including) 22nd May, 2005 to (but excluding) 22nd May, 2006, 1.45 per cent. per annum

For the period from (and including) 22nd May, 2006 to (but excluding) 22nd May, 2007, 1.60 per cent. per annum

For the period from (and including) 22nd May, 2007 to (but excluding) 22nd May, 2008, 1.75 per cent. per annum

For the period from (and including) 22nd May, 2008 to (but excluding) 22nd May, 2009, 1.90 per cent. per annum

For the period from (and including) 22nd May, 2009 to (but excluding) 22nd May, 2010, 2.05 per cent. per annum

For the period from (and including) 22nd May, 2010 to (but excluding) 22nd May, 2011, 2.20 per cent. per annum

For the period from (and including) 22nd May, 2011 to (but excluding) 22nd May, 2012, 2.35 per cent. per annum

For the period from (and including) 22nd May, 2012 to (but excluding) 22nd May, 2013, 2.50 per cent. per annum

For the period from (and including) 22nd May, 2013 to (but excluding) 22nd May, 2014, 2.65 per cent. per

For the period from (and including) 22nd May, 2014 to (but excluding) 22nd May, 2015, 2.80 per cent. per annum

For the period from (and including) 22nd May, 2015 to (but excluding) 22nd May, 2016, 2.95 per cent. per annum

For the period from (and including) 22nd May, 2016 to (but excluding) 22nd May, 2017, 3.10 per cent. per annum

For the period from (and including) 22nd May, 2017 to (but excluding) 22nd May, 2018, 3.25 per cent. per

(i)	Specified Period(s)/Specified Interest Payment Dates:	Every 22nd May and 22nd November in each year commencing on 22nd November, 2004 to and ending on the Maturity Date
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	London and Tokyo, as per the conditions
(iv)	Manner in which the Rate(s) of	ISDA Determination

	Interest is/are to be determined:	
(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest (if not the Amount(s) Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(viii)	ISDA Determination (Condition 1(a)):	
	— Floating Rate Option:	Variable Rate minus 6mth JPY-LIBOR-BBA
	— Designated Maturity:	6 months
	— Reset Date:	The first day of each Interest Accrual Period
	— ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(ix)	Margin(s):	Not Applicable
(x)	Minimum Rate of Interest:	0.00 per cent. per annum
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	For the avoidance of doubt, Floating Rate interest shall be determined two London business days prior to the commencement of the relevant interest period

19 Zero Coupon Note Provisions — Not Applicable

20 Index Linked Interest Note Provisions — Not Applicable

21 Dual Currency Note Provisions — Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 Call Option — Applicable

(i)	Optional Redemption Date(s):	The Issuer has the option to redeem the Notes on each Interest Payment date from (and including) 22nd November, 2003 to (and including) 22nd November, 2017
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
(iii)	If redeemable in part:	
	(a) Minimum nominal amount to be redeemed:	Not Applicable

(b)	Maximum nominal amount to be redeemed:	Not Applicable
(iv)	Option Exercise Date(s):	Not Applicable
(v)	Description of any other Issuer's option:	Not Applicable
(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than 5 (five) London and Tokyo Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	Nominal amount
25	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as per the conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
(i)	Temporary or permanent global Note/Certificate:	exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

30 Details relating to Instalment Notes:	Not Applicable
31 Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32 Consolidation provisions:	Not Applicable
33 Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled account holders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34 (i) If syndicated, names of Managers:	Not Applicable
(ii) Stabilising Manager (if any):	Not Applicable
(iii) Dealer's Commission:	Not Applicable
35 If non-syndicated, name of Dealer:	Shinkin International Limited
36 Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37 ISIN Code:	XS0168395589
38 Common Code:	16839558
39 Any clearing system(s) other than Euroclear and Clearstream Banking S.A. and the relevant identification number(s):	Not Applicable
(i) The Depositary Trust Company	Not Applicable
40 Delivery:	Delivery against payment
41 The Agents appointed in respect of the Notes are:	Deutsche Bank A.G., London as Fiscal and Principal Paying Agent and Dresdner Bank AG as Calculation Agent

GENERAL

42 Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43 The aggregate principal amount of Notes): issued has been translated into Euro at the rate of 0.007520, producing a sum of (for Notes not denominated in Euro)	Euro 10,528,000
44 In the case of Notes listed on the Official	Not Applicable

Segment of the Stock Market of Euronext Amsterdam N.V.

45 Date of Pricing Supplement: 20th May, 2003

46 Date of Base Offering Circular: 27th September, 2002

Signed on behalf of the Issuer:

By: 

Duly authorised

Ireen Vogelaar

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 714A

TRANCHE NO: 1

USD 35,000,000 Fixed to Reverse Floating Rate Step-Up Notes due 2013

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 21 May 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	(i)	Issuer:	*Coöperatieve Centrale Raiffeisen-* Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	714A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 35,000,000
	(ii)	Tranche:	USD 35,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 35,000,000
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	23 May 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		23 May 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		(i) Fixed Rate in respect of the period beginning on and including the Issue Date and ending on but excluding 23 May 2004 (the "**Fixed Interest Period**") (see item 17 below) (ii) Floating Rate in respect of the period beginning on and including 23 May 2004 to but excluding the Maturity Date (the "**Floating Interest Period**") (see item 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		See item 10 above
13	Put/Call Options:		Call - see item 22 below
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg

16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable in respect of the Fixed Interest Period.
	(i)	Rate of Interest:	10.00 per cent. per annum payable semi-annually in arrear (subject to para 17(ii) below)
	(ii)	Interest Payment Date(s):	23 November 2003 and 23 May 2004 (subject to adjustment for interest accrual and interest payment purposes in accordance with the Business Day Convention specified)
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Additional Business Centre(s) (Condition 1(a)):	London
	(v)	Fixed Coupon Amount:	Not Applicable
	(vi)	Broken Amount:	Not Applicable
	(vii)	Day Count Fraction (Condition 1(a)):	30/360
	(viii)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Applicable in respect of the Floating Interest Period
	(i)	Specified Period(s)/Specified Interest Payment Dates	23 May and 23 November in each year commencing on 23 November 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified
	(ii)	Business Day Convention:	Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 1(a)):	London
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination provided that notwithstanding Condition 6(b)(iii)(B)(x)(i), the Rate of Interest shall be the Floating Rate (as defined below) minus (2 x the Relevant Rate (converted to a 30/360 day count fraction basis by multiplying the Relevant Rate by the actual number of days in the Interest Period divided by the number of days in the Interest Period on a 30/360 basis))

"Floating Rate" shall mean the applicable rate for Year 2, Year 3, Year 4, Year 5, Year 6, Year 7, Year 8, Year 9 and Year 10;

"Relevant Rate" shall mean 6 months USD LIBOR-BBA, as determined in accordance with sub-paragraph (vii) below;

"Year 2" shall mean the Floating Interest Period from and including 23 May 2004 to but excluding 23 May 2005 for which the Floating Rate shall be 12.00 per cent. per annum;

"Year 3" shall mean the Floating Interest Period from and including 23 May 2005 to but excluding 23 May 2006 for which the Floating Rate shall be 12.50 per cent. per annum;

"Year 4" shall mean the Floating Interest Period from and including 23 May 2006 to but excluding 23 May 2007 for which the Floating Rate shall be 13.00 per cent. per annum;

"Year 5" shall mean the Floating Interest Period from and including 23 May 2007 to but excluding 23 May 2008 for which the Floating Rate shall be 13.50 per cent. per annum;

"Year 6" shall mean the Floating Interest Period from and including 23 May 2008 to but excluding 23 May 2009 for which the Floating Rate shall be 14.00 per cent. per annum; and

"Year 7" shall mean the Floating Interest Period from and including 23 May 2009 to but excluding 23 May 2010 for which the Floating Rate shall be 14.50 per cent. per annum.

"Year 8" shall mean the Floating Interest Period from and including 23 May 2010 to but excluding 23 May 2011 for which the Floating Rate shall be 15.00 per cent. per annum.

"Year 9" shall mean the Floating Interest Period from and including 23 May 2011 to but excluding 23 May 2012 for which the Floating Rate shall be 15.50 per cent. per annum.

"Year 10" shall mean the Floating Interest Period from and including 23 May 2012 to but excluding 23 May 2013 for which the Floating Rate shall be 16.00 per cent. per annum.

(v) Interest Period Date(s): Not Applicable

(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	Applicable
•	Relevant Time:	11.00 a.m. London Time
•	Interest Determination Date:	Two London Business Days prior to the first day in each Interest Accrual Period
•		"**London Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchanged markets settle payments in London
•	Primary Source for Floating Rate:	Moneyline Telerate page 3750 (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market at 11.00a.m. London time.
•	Reference Banks (if Primary Source is 'Reference Banks'):	Not Applicable
•	Relevant Financial Centre:	London
•	Benchmark:	USD LIBOR-BBA
•	Representative Amount:	Not Applicable
•	Effective Date:	Commencement of each Interest Period
•	Specified Duration:	6 months
(viii)	ISDA Determination (Condition 1(a)):	Not Applicable
(ix)	Margin(s):	Not Applicable
(x)	Minimum Rate of Interest:	0.00 per cent per annum
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 1(a)):	30/360
(xiii)	Rate Multiplier:	Not Applicable

	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	23 May and 23 November in each year commencing on 23 November 2003 and ending on 23 November 2012
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0167749109
38	Common Code:	016774910
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Goldman Sachs Capital Markets as Determination Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.911393 producing a sum of:	Euro 31,898,755
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	21 May 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 708A
TRANCHE NO: 1
USD 35,000,000 Zero Coupon Notes due 2023

Issue Price: 28.36692 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 15 May 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	708A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars (**"USD"**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 35,000,000
	(ii)	Tranche:	USD 35,000,000
5	(i)	Issue Price:	28.36692 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 9,928,422
6	Specified Denominations:		USD 100,000
7	(i)	Issue Date:	19 May 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 May 2023
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (see item 19 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	6.40 per cent. compounded semi-annually

	(ii)	Day Count Fraction (Condition 1(a)):	30/360
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	19 May and 19 November in each year commencing on 19 November 2003 and ending on 19 November 2022
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount will be as follows:

Optional Redemption Date	Option Redemption Amount (as % of Nominal Amount)
19 November 2003	29.27466
19 May 2004	30.21145
19 November 2004	31.17821
19 May 2005	32.17591
19 November 2005	33.20554
19 May 2006	34.26812
19 November 2006	35.36470
19 May 2007	36.49637
19 November 2007	37.66426
19 May 2008	38.86951
19 November 2008	40.11334
19 May 2009	41.39696
19 November 2009	42.72167
19 May 2010	44.08876
19 November 2010	45.49960
19 May 2011	46.95559
19 November 2011	48.45816
19 May 2012	50.00883
19 November 2012	51.60911

19 May 2013	53.26060
19 November 2013	54.96494
19 May 2014	56.72382
19 November 2014	58.53898
19 May 2015	60.41223
19 November 2015	62.34542
19 May 2016	64.34047
19 November 2016	66.39937
19 May 2017	68.52415
19 November 2017	70.71692
19 May 2018	72.97986
19 November 2018	75.31522
19 May 2019	77.72530
19 November 2019	80.21251
19 May 2020	82.77931
19 November 2020	85.42825
19 May 2021	88.16195
19 November 2021	90.98314
19 May 2022	93.89460
19 November 2022	96.89922

(iii)	If redeemable in part:	Not Applicable
(iv)	Option Exercise Date(s):	Not Applicable
(v)	Description of any other Issuer's option:	Not Applicable
(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days

23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	Nominal amount
25	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price and the Issue Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		Not Applicable

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, name of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0167241222
38	Common Code:	016724122

39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.936306 producing a sum of:	EUR 32,770,710
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	15 May 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 690A
TRANCHE NO: 1

USD 300,000,000 2.75 per cent. Notes 2003 due 2007

Credit Suisse First Boston

Rabobank International

The date of this Pricing Supplement is 6 May 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the approval of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional Dutch selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 (being the date of the latest consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002 (being the date of the latest consolidated financial statements of the Group).

In connection with this issue, Credit Suisse First Boston (Europe) Limited or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Credit Suisse First Boston (Europe) Limited to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	690A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars (**"USD"**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 300,000,000
	(ii)	Tranche:	USD 300,000,000
5	(i)	Issue Price:	100.902 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	USD 297,831,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		8 May 2003
8	Maturity Date:		8 May 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	2.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	8 May in each year commencing on 8 May 2004 and ending on 8 May 2007
	(iii)	Fixed Coupon Amount(s):	USD 27.50 on each denomination of USD 1,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s):	Not Applicable

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for interests in a Permanent Global Note on or after a date which is expected to be 17 June 2003 upon certification as to non-U.S. beneficial ownership. Interests in a Permanent Global Note will be exchangeable for Definitive Notes in bearer form in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Credit Suisse First Boston (Europe) Limited
	(ii)	Stabilising Agent (if any):	Credit Suisse First Boston (Europe) Limited
	(iii)	Manager's Commission:	Combined Management and Underwriting Commission and Selling Concession: 1.625 per cent. of the Aggregate Principal Amount of the Notes
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	The Netherlands: Each Joint Lead Manager agrees and represents that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that: (a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are a party to the Agreement on the Economic Area;

		(b) 60% or more of the Notes is placed by syndicate members established in one or more states other than the state where the issuing institution has its corporate seat; and
		(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC.
		Each Joint Lead Manager represents and agrees that it shall not at any time conduct anywhere in the world a general advertising or soliciting campaign in relation to the Notes.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0167853935
38	Common Code:	016785393
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.917722 producing a sum of (for Notes not denominated in Euro):	Euro 275,316,6000
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	6 May 2003

46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised signatory